25 August 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

We have today received notification of the following transactions in Reed Elsevier PLC and Reed Elsevier NV ordinary shares by Mr E Engstrom, a director of Reed Elsevier PLC and Reed Elsevier NV.

On 23 August 2006 Mr Engstrom exercised a nil cost share award granted to him on 23rd August 2004 over 38,593 Reed Elsevier PLC ordinary shares and 26,677 Reed Elsevier NV ordinary shares. In order to meet the tax charges arising on the exercise, Mr Engstrom sold on 24 August 2006 28,367 Reed Elsevier PLC ordinary shares at 559.5p per share.

On 6 April 2006 Reed Elsevier announced that Mr Engstrom had purchased 7,509 Reed Elsevier PLC American Depositary Shares (“ADRs”) (representing 30,036 Reed Elsevier PLC ordinary shares) at $38.40279 per ADR, under the Reed Elsevier Group plc Bonus Investment Plan. We have recently been advised that this information was incorrect and that he purchased 10,030 Reed Elsevier NV ADRs (representing 20,060 Reed Elsevier NV ordinary shares) at $28.7463 per ADR.

As a consequence of the above, Mr Engstrom’s interest in Reed Elsevier shares is 29,479 Reed Elsevier PLC ordinary shares and 73,415 Reed Elsevier NV ordinary shares.

The ordinary shares required to satisfy the above nil cost award have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.